Exhibit I

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

ClearBridge Energy Midstream Opportunity Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$284,197,520	0.0001476	$41,947.56
Fees Previously Paid	$278,587,136(a)		$41,119.46
Total Transaction Valuation	$284,197,520
Total Fees Due for Filing			$41,947.56(b)
Total Fees Previously Paid			$41,119.46(b)
Total Fee Offsets			$0.00
Net Fee Due			$828.10

(a)

Previously calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $41,119.46 was paid in connection with the filing of the Schedule TO-I by ClearBridge Energy Midstream Opportunity Fund Inc. (File No. 005-87256) on May 21, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.

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